

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Mr. Uri Shalom
Chief Financial Officer
Orckit Communications Ltd.
126 Yigal Allon Street
Tel—Aviv 67443, Israel

> **Re:** **Orckit Communications Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 29, 2011**
> **File No. 0-28724**

Dear Mr. Shalom:

We have reviewed your response letter received November 14, 2011 and your filings and have the following comments. As noted in our letter dated October 5, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 91

1. We note your response to comment 1 in our letter dated December 2, 2011. You state that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer and Financial Manager, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S. and appear to have not attended extended educational programs that would provide a sufficient, relevant education relating to U.S. GAAP. We note your Chief Financial Officer only "routinely reads professional reading materials and updates issued by the "Big 4" accounting firms" and subscribes "to newsletters issued by the offices of "Big 4" accounting firms in Israel." In addition, we

note your Financial Manager "attends seminars relating to U.S. GAAP and SEC rules" but your response did not address the frequency or duration of such seminars. Please provide us with more detail of the seminars attended by both individuals.

Also, please tell us the specific accounting curriculum at Tel Aviv University that places an emphasis on U.S. GAAP including the courses involved and the approximate percentage of the course focused on U.S. GAAP versus Israeli GAAP. Also, describe in greater detail the specific U.S. GAAP knowledge required to pass the Israeli Certified Public Accountant qualification tests.

We also note your statement that both of your Chief Financial Officer and Financial Manager received mentoring from senior personnel at PWC and possibly at previously held positions at your company. Please provide us with more detail of the senior personnel who mentored these individuals and their qualifications to prepare U.S. GAAP financial statements. For example, tell us if the senior personnel had a U.S. CPA license or education in the U.S. and significant U.S. GAAP experience. Also describe the nature of that experience.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director